UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 24, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:

1.  A  Stock Exchange Announcement dated 24 July 2020  entitled ‘VODAFONE GROUP PLC : Q1 FY21 TRADING UPDATE’

2. A Stock Exchange Announcement dated 24 July 2020 entitled ‘VODFONE GROUP PLC: VANTAGE TOWERS’

RNS Number : 9978T

Vodafone Group Plc

24 July 2020

Vodafone Group Plc : Q1 FY21 trading update

24 July 2020

Maintaining commercial momentum during lockdown, service revenue in line with our expectations

•             Q1 organic service revenue relatively resilient with a decline of 1.3%*, mainly due to COVID-19 impacts

•             Resilient performance in Germany with stable organic service revenue growth

•             Mobile contract customer loyalty improved year-on-year for a seventh successive quarter and record 429,000 NGN broadband customer additions in Europe

•             Europe’s leading tower infrastructure company, ‘Vantage Towers’, on track for IPO in early 2021

	Q1 FY21	Q1 FY20	Reported	Organic
Q1 performance summary	€m	€m	growth	growth[1]
Service revenue[1]
Total Europe	7,227	6,782	6.6%	(2.6)%
- of which Germany	2,840	2,265	25.4%	0.0%
Vodacom	950	1,078	(11.9)%	1.5%
Other Markets	840	1,036	(18.9)%	9.1%
Other / Eliminations	93	98
Total service revenue	9,110	8,994	1.3%	(1.3)%
Other revenue	1,396	1,659
Total revenue	10,506	10,653	(1.4)%	(2.8)%

1. Service revenue and organic growth are alternative performance measures. See page 7 for further details.

•             COVID-19 impacted sequential organic service revenue growth due to lower revenue from roaming and visitors, project delays and lower automotive activity in Business, and lower prepaid revenue in some smaller markets

•             On track to deliver at least €0.4 billion net opex reduction in Europe in FY21. Adjusted EBITDA outlook unchanged - remains ‘flat to slightly down’

•             FY21 guidance for ‘at least’ €5.0 billion of free cash flow (pre-spectrum) reiterated

Nick Read, Group Chief Executive, commented:

“Our trading performance in the first quarter demonstrates the relative resilience of our operating model and focused delivery of our strategic priorities. Whilst we have seen the direct impact on our revenue from travel restrictions and business project delays, we have also seen increased usage in voice and data, alongside record NGN broadband customer net additions in Europe.

I am also delighted to introduce Vantage Towers as Europe’s leading tower infrastructure company. A year ago, I set out a three-phase plan for our towers to deliver industrial synergies from network infrastructure sharing, generate operational efficiencies by establishing a dedicated towers management team, and unlock value for our shareholders through the IPO of Vantage Towers, which is firmly on track for early 2021.

The role Vodafone plays in society has never been more important, particularly as the markets in which we operate continue to face challenging conditions. We have executed well in delivering on our social contract to provide fast and reliable connectivity for our customers. We will continue to work collaboratively with governments and policy makers to create the right environment for investment in essential services and ensure our customers receive the best overall experience.”

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact

ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

A webcast Q&A session will be held at 9.30 am on 24 July 2020. The webcast and supporting information can be accessed at investors.vodafone.com.

Operating review : Maintaining commercial momentum during lockdown

During the quarter, we made good progress against our four strategic priorities to deepen engagement with our customers, transform our operating model through targeted deployment of technology, improve the utilisation of our assets, and optimise our portfolio.

In Consumer, we are competing effectively across all market segments, with unlimited data at the high end and second brands in the value segment. We have reduced our reliance on above-the-line marketing, instead using a range of digital tools to drive ARPU accretion and greater customer engagement. The MyVodafone app has helped us stay connected with our customers during the lockdown, enabling them to top-up, upgrade and receive help from our virtual assistant Tobi. We have used the app as a platform to educate our customers and support their transition to our digital platforms.

In Business, we have developed a new range of propositions to support our customers in the more complex working environment and to meet the rising demand of SMEs. For example, we have developed solutions that enable virtual customer contact centres to be established in less than a week and announced a strategic relationship with Accenture to deliver managed enterprise-grade cybersecurity services to SMEs and national corporate customers in Europe.

Operational metrics	Units	Q1 FY21	Q1 FY20
Europe mobile contract customers[1]	million	64.5	63.3
Europe broadband customers[1]	million	25.2	18.8
Europe Consumer converged customers[1]	million	7.3	6.8
Europe mobile contract customer churn	%	11.4	14.6
Africa data users[2]	million	82.1	79.1
M-Pesa transaction volume	billion	5.0	3.0
Europe digital channel sales mix	%	26	20
Average Europe monthly mobile data usage per customer	GB	5.9	3.9
Europe on-net NGN broadband penetration[1]	%	30	28

1.        Including VodafoneZiggo | 2. Africa including Safaricom, Ghana and Egypt

Social contract : Responding to COVID-19 and supporting governments’ digital agenda

COVID-19 : Our five-point plan to support economic recovery

At the start of the COVID-19 crisis we outlined our rapid, comprehensive and co-ordinated five-point plan to support society and help save lives. Our priorities were to maintain the quality of our networks, support essential services, and keep people working, communicating, and able to access education and essential information. Through our essential network infrastructure, we have kept people and societies connected. We have donated over €100 million to support those affected by the crisis through direct contributions and services in-kind. The Vodafone Foundation has also donated €9.5 million to local charities in our markets in the form of cash grants, gifts in-kind and from colleague donations via the community fund.

As we look at the challenging economic period ahead, just as we were there for the emergency response phase, we are committed to playing a key role in supporting Europe’s economic and social recovery. As a result, we have evolved our five-point plan and identified five key areas where Vodafone can clearly prioritise activity and support governments’ digital agenda. These are:

•             expand and future-proof our network infrastructure with next-generation fixed line and mobile technologies;

•             further support governments as they seek to integrate eHealth and eEducation solutions into their “new normal” public service frameworks;

•             enhance digital access for the most vulnerable and support digital literacy;

•             promote the widespread adoption of digital technologies for all businesses, with a particular emphasis on SMEs; and

•             support government exit strategies through targeted deployment of digital technology.

Vodafone is ready to do everything in its power to support the recovery, whilst emerging a stronger business, playing an ever more critical role in society. In our African markets, we have deployed the same five-point plan approach, but are also prioritising furthering financial inclusion.

Social contract : Supporting governments’ digital agenda to drive sustainable industry change

During the next phase of the COVID-19 crisis we will support governments’ digital priorities, helping rebuild national economies and driving sustainable industry change. However, we will not be able to do this alone. We will need a more comprehensive and ambitious digital agenda to support societies’ recovery and resilience in the future.

Governments and regulators will need to support us - as an industry - with measures that promote a healthy, sustainable market structure, that support investment and enable us to make a fair return on capital employed.

We will continue to work hard on this shared ambition of a more resilient, sustainable, inclusive and digital Europe and are ready to partner with national governments, regulators and institutions to deliver this. As part of this ambition, we have announced that our Europe network will be powered by 100% renewable electricity no later than July 2021.

Vantage Towers : Europe’s leading tower infrastructure company with IPO on track for early 2021

In July 2019, Vodafone set out its three-phase plan for its tower assets:

•             to deliver industrial synergies through establishing network infrastructure sharing agreements;

•             to generate operational efficiencies by establishing a dedicated management team; and

•             to unlock value for Vodafone shareholders through the IPO of Vantage Towers.

Over the past year we have executed at pace, delivering network sharing agreements, forming ‘Vantage Towers’, and realising value for shareholders through the mergers of tower assets. We merged our Italy tower assets with INWIT in March 2020 and today announced the merger of our Greek tower assets with Wind.

We have also made further progress as we prepare for the IPO of our European TowerCo, ‘Vantage Towers’, based in Dusseldorf, Germany and we target an IPO in Frankfurt, Germany in early calendar 2021.

Further information on the formation, composition and pro forma financial information for Vantage Towers is provided in a separate announcement available here: investors.vodafone.com. We will continue to develop Vantage Towers’ strategy in the coming months, including its capital structure. Further details will be provided in due course.

Performance review : Trading in line with our expectations

•             Good commercial performance in most markets, service revenue impacted by roaming and visitor declines

•             Limited COVID-19 impact on Germany performance, reflecting resilient revenue mix

•             On track to deliver at least €0.4 billion net opex reduction in Europe in FY21. Adjusted EBITDA outlook unchanged - remains ‘flat to slightly down’

•             FY21 guidance for ‘at least’ €5.0 billion of free cash flow (pre-spectrum) reiterated

					Other	Total		Other
Q1 performance summary	Germany	Italy	UK	Spain	Europe	Europe[1]	Vodacom	markets	Group[1]
Q1 FY21
Service revenue (€m)[2]	2,840	1,120	1,193	920	1,171	7,227	950	840	9,110
Other revenue (€m)	327	110	270	74	147	928	203	97	1,396
Total revenue (€m)	3,167	1,230	1,463	994	1,318	8,155	1,153	937	10,506
Organic service revenue growth (%)[2]	0.0%	(6.5)%	(1.9)%	(6.9)%	(3.1)%	(2.6)%	1.5%	9.1%	(1.3)%

Q1 FY20
Service revenue (€m)[2]	2,265	1,198	1,233	988	1,128	6,782	1,078	1,036	8,994
Other revenue (€m)	307	132	336	94	142	1,010	254	179	1,659
Total revenue (€m)	2,572	1,330	1,569	1,082	1,270	7,792	1,332	1,215	10,653

Notes:

1.      For a full disaggregation of our financial results by geography, including intersegment eliminations, see pages 8 and 9.

2.      Service revenue and organic growth are alternative performance measures. These are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Alternative performance measures” on page 7 for further details.

Further geographic performance information is available in a downloadable spreadsheet format at https://investors.vodafone.com/reports-information/results-reports-presentations

All amounts in the commentary below marked with an “*” represent organic growth, which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is an alternative performance measure. See “Alternative performance measures” on page 7 for further details and the reconciliation to the respective closest equivalent GAAP measure.

COVID-19 : Driving service revenue slowdown

The COVID-19 crisis had a significant impact on service revenue growth in Q1. Service revenue decreased by 1.3%* (Q4: +1.6%*), reflecting a:

•             1.6 percentage point sequential drag from lower roaming and visitor revenue, including the impact of lower prepaid SIM sales to tourists and migrant workers. During the quarter roaming and visitor revenue in Europe declined by around 70%;

•             0.5 percentage point sequential drag from lower Business revenue, predominately reflecting COVID-19 impacts including corporate project delays, notably in the UK, Spain, Italy and Ireland, as well as lower automotive IoT activity in Europe, partially offset by higher connectivity revenue with many of our customers’ employees working from home; and

•             0.8 percentage point sequential drag from other impacts. Increased voice revenue during the lockdown was more than offset by a drop in out-of-bundle prepaid traffic, prepaid top-up access challenges in some of our smaller markets, the zero rating of M-Pesa person-to-person transfers in some of Vodacom’s International operations, and increased competitive pressure in Greece and Ireland.

Germany : Resilient performance with good underlying momentum

Service revenue was flat* (Q4: -0.1%*), supported by the first-time inclusion of Unitymedia in our organic growth rate in Q1. Including Unitymedia, our service revenue growth slowed by 0.5 percentage points quarter-on-quarter. A 1.0 percentage point sequential drag from lower roaming and visitor revenue was offset by higher variable usage revenue during the COVID-19 lockdown and the lapping of international call rate regulation. Retail service revenue grew by 0.4%* (Q4: +0.9%*).

Fixed service revenue grew by 2.4%* (Q4: +2.2%)* supported by customer base growth and increased demand for high-speed broadband products. We added 74,000 cable customers in Q1, including 38,000 migrations from DSL. Our broadband customer base reached 10.8 million and 1.8 million customers subscribe to speeds of at least 400Mbps, with 19.5 million customers now able to access Gigabit speeds on our cable network. Our TV customer base declined by 50,000 (Q4: -61,000) reflecting lower retail activity during the COVID-19 crisis as well as lower wholesale customer losses. In August, we will launch a harmonised offering across all of our 24 million cable homes passed in Germany, bringing the superior Vodafone TV portfolio to the Unitymedia footprint. We increased our converged consumer customer base by 22,000 and have over 1.5 million converged accounts.

Mobile service revenue fell by 3.0%* (Q4: -1.9%*) as a decline in roaming, visitor and wholesale revenue was partially offset by higher incoming revenue and the lapping of international call rate regulation. We added 57,000 contract customers, supported by the migration of 63,000 Unitymedia mobile customers to our network. Contract churn reduced by 0.3 percentage points to 12.0%. We added 89,000 prepaid customers, supported by our new online-only proposition ‘CallYa Digital’.

We have continued to make rapid progress on integrating Unitymedia and we reached agreement on restructuring with the works councils in June. We remain on track to deliver our targeted synergies.

Italy, UK, Spain and Other Europe : Greater COVID impacts, solid commercial performance

Italy

Service revenue fell by 6.5%* (Q4: -3.7%*) reflecting a 2.0 percentage point sequential impact from lower roaming/visitor revenue, and lower Business revenue, primarily due to project delays.

Despite the challenging competitive environment, mobile number portability remained neutral, supported by lower prepaid churn at 24.4% (Q4: 27.4%) and our market-leading consumer mobile net promoter scores. Our second brand ‘ho.’ continued to grow strongly, reaching 2.0 million active customers at the end of the quarter. We maintained our good momentum in fixed broadband with 45,000 (Q4: 31,000) customer additions.

UK

Service revenue decreased by 1.9%* (Q4: +1.2%*) reflecting a 1.7 percentage point sequential drag from lower roaming/visitor revenue, lower incoming revenue, and lower Business revenue due to project delays, partially offset by customer base growth.

Our mobile contract customer base increased by 61,000 (Q4: 51,000) driven by increased business demand and all-time low mobile contract churn of 11.4% (Q4: 14.2%). Our broadband commercial momentum remained strong with 74,000 (Q4: 64,000) net customer additions, supported by our ‘Great British Broadband Switch’ campaign.

Spain

Service revenue declined by 6.9%* (Q4: -2.7%*) reflecting a 2.1 percentage point sequential drag from lower roaming/visitor revenue, service suspensions in Business and enriched customer offers such as unlimited data to SoHo/SME customers.

Mobile contract churn improved to 10.6% (Q4: 19.7%) reflecting limits on mobile number portability imposed by the government during the state of emergency. We are competing effectively across all segments of the market and grew our contract mobile, NGN broadband and TV customer base for a fourth consecutive quarter, supported by our second brand ‘Lowi’ which now has 1.0 million customers.

Other Europe

Service revenue declined by 3.1%* (Q4: +3.4%*) reflecting a 2.5 percentage point sequential drag from lower roaming/visitor revenue, and lower prepaid top-ups notably in Portugal and Greece, the first time inclusion of UPC, increased competition in Ireland and Greece, and the lapping of a prior year price increase in Romania.

In Portugal, service revenue grew by 0.7%* (Q4: +7.5%*) reflecting lower roaming/visitor revenue and lower prepaid revenue. In Ireland, service revenue fell by 6.8%* (Q4: -3.6%*) due to lower roaming/visitor revenue and increased competitive intensity. Service revenue in Greece declined by 8.8%* (Q4: +1.9%*) reflecting lower roaming/visitor revenue and increased competitive intensity.

Vodacom : Strong growth in data usage despite challenging macroeconomic environment

Vodacom service revenue grew by 1.5%* (Q4: +3.2%*) as higher usage revenue in South Africa was partially offset by challenging macroeconomic conditions and zero rating of some M-Pesa services in Vodacom’s International operations.

In South Africa, service revenue increased by 6.4%* (Q4: +3.7%*) supported by positive price elasticity and increased voice and data usage during the COVID-19 lockdown. In Vodacom’s International operations, service revenue fell by 5.2%* (Q4: +4.4%*) driven by lower economic activity, the zero-rating of person-to-person M-Pesa transfers in DRC, Mozambique and Lesotho, and government customer registration requirements in Tanzania.

In South Africa, we added 12,000 contract customer, but lost 2.6 million (Q4: -3.1 million) prepaid customers as we focused on customer lifetime value.

Other Markets

Service revenue in Other Markets grew by 9.1%* (Q4: +14.2%*). Service revenue in Turkey grew by 13.8%* (Q4: +16.0%*), reflecting a 2.8 percentage point sequential impact from lower roaming/visitor revenue, lower prepaid revenue, partially offset by higher fixed and wholesale revenue. Service revenue in Egypt grew by 6.0%* (Q4: +14.8%*), reflecting a 2.0 percentage point sequential impact from lower roaming/visitor revenue, and lower prepaid revenue growth due to lower variable usage during the pandemic curfew and lower prepaid SIM sales to visitors.

Alternative performance measures

In the discussion of the Group’s reported operating results, alternative performance measures are presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. We believe that it is both useful and necessary to report this measure for the following reasons:

•             It is used for internal performance reporting;

•             It is used in setting director and management remuneration; and

•             It is useful in connection with discussion with the investment community.

Organic growth

All amounts in this document marked with an “*” represent organic growth, which presents performance on a comparable basis in terms of merger and acquisition activity and movements in foreign exchange rates.

Whilst this measure is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

•             It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

•             It is used for internal performance analysis; and

•             It facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this news release. If comparatives were provided, significant sections of the commentary from the news release for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Reconciliations of organic growth to reported growth are shown where used or in the tables overleaf.

Quarter ended 30 June - Service revenue	Q1 FY21	Q1 FY20	Reported growth	Other activity (incl. M&A)	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%

Germany	2,840	2,265	25.4	(25.4)	—	—
Mobile service revenue	1,226	1,260	(2.7)	(0.3)	—	(3.0)
Fixed service revenue	1,614	1,005	60.6	(58.2)	—	2.4
Italy	1,120	1,198	(6.5)	—	—	(6.5)
Mobile service revenue	815	905	(9.9)	(0.1)	—	(10.0)
Fixed service revenue	305	293	4.1	—	—	4.1
UK	1,193	1,233	(3.2)	—	1.3	(1.9)
Mobile service revenue	846	897	(5.7)	—	1.4	(4.3)
Fixed service revenue	347	336	3.3	—	1.5	4.8
Spain	920	988	(6.9)	—	—	(6.9)
Other Europe	1,171	1,128	3.8	(8.6)	1.7	(3.1)
Of which: Ireland	195	209	(6.7)	(0.1)	—	(6.8)
Of which: Portugal	240	238	0.8	(0.1)	—	0.7
Of which: Greece	199	218	(8.7)	(0.1)	—	(8.8)
Eliminations	(17)	(30)
Europe	7,227	6,782	6.6	(9.7)	0.5	(2.6)
Vodacom	950	1,078	(11.9)	—	13.4	1.5
Of which: South Africa	678	778	(12.9)	—	19.3	6.4
Of which: International operations	279	299	(6.7)	—	1.5	(5.2)
Other Markets	840	1,036	(18.9)	24.6	3.4	9.1
Of which: Turkey	430	434	(0.9)	—	14.7	13.8
Of which: Egypt	361	313	15.3	—	(9.3)	6.0
Other	109	123	(11.4)	—	0.1	(11.3)
Eliminations	(16)	(25)
Total service revenue	9,110	8,994	1.3	(5.1)	2.5	(1.3)
Other revenue	1,396	1,659	(15.9)	0.4	3.6	(11.9)
Revenue	10,506	10,653	(1.4)	(4.1)	2.7	(2.8)

Other growth metrics
Germany - Retail revenue	2,755	2,168	27.1	(26.7)	—	0.4

			Reported	Other activity	Foreign	Organic
Quarter ended 31 March - Service revenue	Q4 FY20 €m	Q4 FY19 €m	growth %	(incl. M&A) pps	exchange pps	growth* %

Germany	2,852	2,267	25.8	(25.9)	—	(0.1)
Mobile service revenue	1,262	1,262	—	(1.9)	—	(1.9)
Fixed service revenue	1,590	1,005	58.2	(56.0)	—	2.2
Italy	1,189	1,234	(3.6)	(0.1)	—	(3.7)
Mobile service revenue	870	945	(7.9)	(0.1)	—	(8.0)
Fixed service revenue	319	289	10.4	—	—	10.4
UK	1,287	1,257	2.4	—	(1.2)	1.2
Mobile service revenue	909	895	1.6	—	(1.3)	0.3
Fixed service revenue	378	362	4.4	—	(0.7)	3.7
Spain	972	1,002	(3.0)	0.3	—	(2.7)
Other Europe	1,233	1,103	11.8	(9.3)	0.9	3.4
Of which: Ireland	205	218	(6.0)	2.4	—	(3.6)
Of which: Portugal	245	227	7.9	(0.4)	—	7.5
Of which: Greece	210	214	(1.9)	3.8	—	1.9
Eliminations	(26)	(23)
Europe	7,507	6,840	9.8	(10.0)	(0.2)	(0.4)
Vodacom	1,091	1,096	(0.5)	—	3.7	3.2
Of which: South Africa	789	807	(2.2)	—	5.9	3.7
Of which: International operations	305	287	6.3	—	(1.9)	4.4
Other Markets	881	1,012	(12.9)	26.3	0.8	14.2
Of which: Turkey	460	432	6.5	(1.2)	10.7	16.0
Of which: Egypt	369	279	32.3	—	(17.5)	14.8
Other	137	123	11.4	—	(0.1)	11.3
Eliminations	(22)	(34)
Total service revenue	9,594	9,037	6.2	(5.0)	0.4	1.6
Other revenue	1,691	1,783	(5.2)	(0.1)	1.6	(3.7)
Revenue	11,285	10,820	4.3	(4.2)	0.7	0.8

Other growth metrics
Germany - Retail revenue	2,762	2,158	28.0	(27.1)	—	0.9

Additional information

Quarter ended 30 June - Revenue

Group and Regions

	Group		Europe
	Q1 FY21	Q1 FY20	Q1 FY21	Q1 FY20
	€m	€m	€m	€m
Mobile customer revenue	5,241	5,655	3,776	3,994
Mobile incoming revenue	431	438	310	307
Other service revenue	383	458	247	301
Mobile service revenue	6,055	6,551	4,333	4,602
Fixed service revenue	3,055	2,443	2,894	2,180
Service revenue	9,110	8,994	7,227	6,782
Other revenue	1,396	1,659	928	1,010
Revenue	10,506	10,653	8,155	7,792

Operating Companies

	Germany		Italy		UK
	Q1 FY21	Q1 FY20	Q1 FY21	Q1 FY20	Q1 FY21	Q1 FY20
	€m	€m	€m	€m	€m	€m
Mobile customer revenue	1,074	1,103	689	773	736	771
Mobile incoming revenue	57	48	77	75	59	65
Other service revenue	95	109	49	57	51	61
Mobile service revenue	1,226	1,260	815	905	846	897
Fixed service revenue	1,614	1,005	305	293	347	336
Service revenue	2,840	2,265	1,120	1,198	1,193	1,233
Other revenue	327	307	110	132	270	336
Revenue	3,167	2,572	1,230	1,330	1,463	1,569

	Spain		Vodacom
	Q1 FY21	Q1 FY20	Q1 FY21	Q1 FY20
	€m	€m	€m	€m
Mobile customer revenue	552	575	809	923
Mobile incoming revenue	39	31	32	40
Other service revenue	24	38	58	51
Mobile service revenue	615	644	899	1,014
Fixed service revenue	305	344	51	64
Service revenue	920	988	950	1,078
Other revenue	74	94	203	254
Revenue	994	1,082	1,153	1,332

Definitions

Term	Definition
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Churn	Total gross customer disconnections in the period divided by the average total customers in the period.
Converged customer	A customer who receives fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Adjusted EBITDA

Operating profit after depreciation on lease-related right of use assets and interest on leases but excluding depreciation, amortisation and gains/losses on disposal for owned fixed assets and excluding share of results in associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Europe	The Group’s region, Europe, which comprises the European operating segments.
Fixed service revenue	Service revenue relating to provision of fixed line (‘fixed’) and carrier services.
Free cash flow (pre-spectrum)

Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments, dividends paid to non-controlling shareholders in subsidiaries, but before restructuring costs arising from discrete restructuring plans and licence and spectrum payments.

Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Internet of Things (‘IoT’)

The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.

Mobile customer revenue

Represents revenue from mobile customers from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge (‘in-bundle’) and revenues from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles (‘out-of-bundle’). Mobile in-bundle and out-of-bundle revenues are combined to simplify presentation.

Mobile service revenue	Service revenue relating to the provision of mobile services.
Next generation networks (‘NGN’)	Fibre or cable networks typically providing high-speed broadband over 30Mbps.
Operating free cash flow

Cash generated from operations after cash payments for capital additions (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible fixed assets and property, plant and equipment, but before restructuring costs arising from discrete restructuring plans.

Organic growth

An alternative performance measure which presents performance on a comparable basis, in terms of merger and acquisition activity (notably by excluding Vodafone New Zealand and the acquired European Liberty Global assets) and movements in foreign exchange rates.

Other Europe	Other Europe markets include Portugal, Ireland, Greece, Romania, Czech Republic, Hungary and Albania.
Other Markets	Other Markets include Turkey, Egypt and Ghana.
Other revenue	Other revenue includes connection fees, equipment revenue, interest income and lease revenue.
Regulation

Impact of industry law and regulations covering telecommunication services. The impact of regulation on service revenue in European markets comprises the effect of changes in European mobile termination rates and changes in out-of-bundle roaming revenues less the increase in visitor revenues.

Reported growth	Based on amounts reported in euros as determined under IFRS.
Restructuring costs	Costs incurred by the Group following the implementation of discrete restructuring plans to improve overall efficiency.
Roaming	Allows customers to make calls, send and receive texts and data on other operators’ mobile networks, usually while travelling abroad.
Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.

SME	Small and medium sized enterprises.

Notes

1.	All figures in this trading update are unaudited.
2.

References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Portrait, the Vodafone Speech mark, Vodafone Broken Speech mark Outline, Vodacom, Vodafone One, The future is exciting. Ready? and M-Pesa, are trade marks owned by Vodafone. Other product and company names mentioned may be the trade marks of their respective owners.

3.	All growth rates reflect a comparison to the quarter ended 30 June 2019 unless otherwise stated.
4.

References to “Q4” and “Q1” are to the three months ended 31 March 2020 and 30 June 2020, respectively, unless otherwise stated. References to the “year”, “financial year” or “2021 financial year” are to the financial year ending 31 March 2021 and references to the “last year”, “last financial year” or “2020 financial year” are to the financial year ended 31 March 2020 unless otherwise stated.

5.	Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) in South Africa as well as its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.
6.

Quarterly historical information, including information for service revenue, mobile customers, mobile churn, mobile data usage, mobile ARPU and certain fixed line and convergence metrics, is provided in a spreadsheet available at https://investors.vodafone.com/reports-information/results-reports-presentations

7.

This trading update contains references to our website. Information on our website is not incorporated into this update and should not be considered part of this update. We have included any website as an inactive textual reference only.

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations and the guidance for organic adjusted EBITDA and free cash flow pre-spectrum for the financial year ending 31 March 2021; the launch, IPO and listing of Vantage Towers; prospects for the 2021 financial year, including the response to the COVID-19 crisis and Vodafone’s support for national governments’ digital agendas; expectations for the Group’s future performance generally; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently including 5G networks, sharing infrastructure and its benefits and sharing mobile networks in Europe; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses, including in respect of Vodafone Business’ partnership with Accenture.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets” (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: external cyber-attacks, insider threats or supplier breaches; general economic and political conditions including as a consequence of the COVID-19 pandemic, of the jurisdictions in which the Group operates, including as a result of Brexit, and changes to the associated legal, regulatory and tax environments; increased competition; increased disintermediation; levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to extend and expand its spectrum position to support ongoing growth in customer demand for mobile data services; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group my charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; a developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry and changes in statutory tax rates and profit mix.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Group’s annual report for the financial year ended 31 March 2020. The annual report can be found on the Group’s website (https://investors.vodafone.com/reports-information/latest-annual-results). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made of the date of this presentation. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2020

-ends-

RNS Number : 9984T

Vodafone Group Plc

24 July 2020

Vodafone Group Plc : Vantage Towers

24 July 2020

Vantage Towers — the European tower infrastructure leader, on track for an IPO in early 2021

•             Europe’s leading tower infrastructure platform with over 68,000 towers across 9 markets

•             #1 or #2 tower market share position by number of sites in almost all markets

•             Creation of Greece’s leading tower infrastructure company through merger with Wind Hellas’ tower assets (announced today)

•             Aggregated FY20 pro forma consolidated adjusted EBITDA and Vantage Towers’ 33.2% share of INWIT pro forma adjusted EBITDA, of €680 million1

•             Potential to include Vodafone’s 50% stake in CTIL, the leading tower infrastructure company in the UK, with 14,300 towers and 50% share of estimated FY20 pro forma adjusted EBITDA, amounting to €50-70 million

•             On track for an IPO in early 2021, targeting a Prime Standard Listing in Frankfurt

Vodafone, Europe’s leading provider of converged fixed, mobile and TV services, introduces today Vantage Towers, Europe’s leading tower infrastructure platform. Vantage Towers supports Europe’s digitalisation by establishing and maintaining extensive, high quality and resilient networks, which form the backbone of digital services and a sustainable digital society. The Vantage Towers senior management team is fully in place, led by Vivek Badrinath (CEO), Thomas Reisten (CFO) and Sonia Hernandez (CCO).

Vantage Towers has highly secure, predictable cash flows underpinned by long-term, inflation-linked contractual arrangements with highly rated tenants, including Vodafone as the anchor tenant.  The group benefits from a tenancy ratio of 1.5x across the portfolio, including INWIT. There are also compelling structural growth opportunities from mobile coverage obligations and increasing end-user demand for data, with potential to expand into adjacent services and from disciplined M&A.

Nick Read, Vodafone Group Chief Executive, commented:

“Today’s launch of Vantage Towers marks significant progress of the strategy I established when I became Vodafone CEO, specifically relating to the key pillar of improving asset utilisation. Vantage Towers will also unlock further value for shareholders, notably through the IPO targeted for early 2021. As Europe’s leading mobile and fixed services provider, we have now created Europe’s leading tower infrastructure company, which will play a central role in enabling Europe’s sustainable and inclusive digital society.”

Vivek Badrinath, Vantage Towers Chief Executive, commented:

“I am excited to lead Vantage Towers, which owns the tower infrastructure that is critical for the digital services upon which society, customers and governments rely on across 9 European markets.  We have a strong platform to capture growth opportunities in connectivity across Europe, leveraging our long-term arrangements with leading operators. Today I am also pleased to announce the merger of Vodafone’s and Wind Hellas’ towers businesses in Greece, which creates the leading tower infrastructure company in Greece.”

1  This figure is composed of the FY20 pro forma consolidated adjusted EBITDA of Vantage Towers of €523 million plus the Group’s 33.2% share of INWIT CY19 pro forma adjusted EBITDA of €157 million. The results of INWIT will be equity accounted by Vantage Towers.

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact

ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

A webcast Q&A session will be held at 9.30 am on 24 July 2020. The webcast and supporting information can be accessed at investors.vodafone.com.

Vantage Towers : The European tower infrastructure leader

Vantage Towers is Europe’s largest and most geographically diversified tower company, with over 68,000 sites across 9 markets - it holds a #1 or #2 market position by sites in almost all of them. It will have a controlling interest in 8 markets: Germany, Spain, Greece, Portugal, Czech Republic, Romania, Hungary and Ireland (“Consolidated Vantage Towers”). Vantage Towers will also own a 33.2% equity stake in Infrastrutture Wireless Italiane S.p.A (“INWIT”) in Italy, with co-control rights under the terms of a shareholder agreement with Telecom Italia. The Cornerstone Telecommunications Infrastructure Limited (“CTIL”) portfolio, with 14,300 sites in the UK, may be added with the inclusion of Vodafone’s 50% equity stake in CTIL.

This portfolio of assets will be supported by long-term contractual commitments with highly rated tenants, which provide resilient and predictable inflation-linked revenues. This includes the anchor tenant Master Services Agreement (“MSA”) with Vodafone, the leading provider of converged fixed, mobile and TV services in Europe, which represents c. 90% of Vantage Towers’ FY20 pro forma revenue.

Vantage Towers is a ‘next generation’ tower infrastructure company bringing together a combination of four key factors: (i) owning fully integrated nationwide networks, that will be underpinned by stable, secure, long-term contractual arrangements with a high-quality customer base, including leading mobile operators in each market; (ii) possessing towers that are part of the essential consolidated grid of at least two of the largest mobile operators in markets where Vodafone has already agreed nationwide active sharing agreements, including Italy, Spain, Greece, the UK and Romania; (iii) expanding the services offered beyond the traditional role of an infrastructure landlord to mobile operators, to the role of an innovative network enabler for a range of existing and new digital network user customers; and (iv) being at the forefront of enabling a resilient, inclusive digital society with a clear focus on sustainable infrastructure to minimise environmental impact.

Vantage Towers has an attractive operating model that delivers committed, long-term, inflation linked returns.  During FY20, on a pro forma basis, its resilient revenues yielded an adjusted EBITDA margin of 55%, low maintenance capex of 3% of revenues and strong cash conversion of 94%.

Vantage Towers is well-positioned to benefit from attractive long-term trends delivering growth and value opportunities across each of its markets from: (i) coverage obligations of Vantage Towers’ customers, (ii) strong data usage growth driving further densification requirements, (iii) the roll-out of 5G, (iv) new customers, (v) efficiencies, (vi) adjacent services, and (vii) inorganic growth opportunities. With its extensive footprint and strong relationships with leading mobile operators, Vantage Towers is well placed to capitalise on these market trends by attracting new tenants onto its existing towers and deploying new sites. Opportunities also exist to deliver efficiencies by driving best practices and optimising costs across Vantage Towers’ site portfolio. Further growth could be achieved from adjacencies such as wholesaling fibre backhaul and the further expansion of the customer base beyond mobile operators.

Vantage Towers will be at the forefront of enabling a resilient, inclusive digital society with a clear focus on sustainable infrastructure to minimise environmental impact.  To maximise the positive impact of better connectivity for societies, Vantage Towers has developed a purpose-led strategy built on three key pillars: People, Performance and Planet.

People: Vantage Towers is building a diverse team of individuals, managers and engineers, creating the optimal talent mix for driving the business forward.

Performance: Vantage Towers is focused on acquiring and building industry-leading infrastructure, enhanced by technology, to deliver a full service offering to its customers.

Planet: As Vantage Towers expands connectivity and builds a better digital future for Europe, it will seek to do so with a minimal impact on the planet itself.  Better connectivity also brings with it the opportunity to advance new, greener ways of working and living. Sustainability is a core focus for Vantage Towers, including the use of renewable energy sources, maximising the re-use and recycling of redundant network equipment, ensuring energy metering on sites for energy efficiency and maintaining a sustainable supply chain.

Vantage Towers : Key portfolio metrics

31 March 2020	DE	ES	GR	CZ	PT	RO	HU	IE	Vantage Towers (exc. IT)	IT(3)	Vantage Towers (inc. IT)
Macro towers	19.4k	8.9k	5.2k	3.8k	3.4k	2.2k	1.9k	1.2k	46.0k	22.1k	68.1k
Tenancy ratio(1)	1.2x	1.6x	1.6x	1.1x	1.2x	2.0x	1.3x	1.5x	1.4x	1.8x	1.5x
Market position(2)	#2	#2	#1	#1	#2	#4	#2	#1	#1	#1	#1

1.             Tenancy ratio represents the total number of tenancies (including two tenancies where both Vodafone and another MNO are active sharing on a site) of Vantage Towers divided by the total number of towers

2.             Estimated based on total number of towers compared to other market participants

3.             Data represents full INWIT portfolio

Greece : Creating Greece’s leading tower infrastructure company through merger with Wind Hellas’ tower assets

Today, Vodafone has entered into an agreement with Crystal Almond S.À.R.L. (“Crystal Almond”), the controlling shareholder of Wind Hellas Telecommunications SA (“Wind Hellas”), for both parties to contribute their tower infrastructure assets in Greece into a jointly owned entity (“Vantage Towers Greece”) (the “Combination”).

At completion, Vantage Towers Greece will be the largest tower company in Greece with a portfolio of 5,200 macro towers generating FY20 pro forma revenue of €132 million, adjusted EBITDAL of €114 million and adjusted

EBITDA of €55 million. At completion, Vantage Towers Greece will be levered at 3.5x net debt / EBITDA.

Vodafone has agreed to make a payment of €25 million to Crystal Almond upon the creation of Vantage Towers Greece following which Vodafone will own 62% of Vantage Towers Greece and plans to transfer this stake into Vantage Towers. Crystal Almond will own the remaining 38%.

Crystal Almond has granted Vantage Towers a call option (the “Call Option”) until 31 December 2021 to acquire the remaining 38% of Vantage Towers Greece from Crystal Almond for €288 million in cash (with the price increasing by 5% if the Call Option has not been exercised by 1 July 2021).

Vodafone has agreed that, in the event Vantage Towers publishes an “Intention to Float” announcement in relation to an IPO of Vantage Towers, the Call Option will automatically be triggered. Crystal Almond has agreed that, upon an IPO of Vantage Towers, it will acquire  €100 million of shares in the IPO at the IPO price.

In conjunction with the Combination, Vodafone Greece and Wind Hellas have committed to a new long-term MSA with an initial eight-year term, with three further eight-year renewal periods on an all or nothing basis .  The MSA will ensure fair, equitable and non-discriminatory treatment for both Vodafone Greece and Wind Hellas and will be independently monitored.

Under the MSA, Vantage Towers Greece will be the preferred supplier of new towers for Vodafone Greece and Wind Hellas, each of which has agreed to commit as an anchor tenant on 250 new sites (500 in total) to be built by Vantage Towers Greece over a five-year period from 1 January 2021.

The Combination is subject to review and approval by the relevant regulatory authorities and is expected to complete by the end of calendar year 2020.

IPO update : On track for an IPO in early 2021

Since the announcement of our intention to separate our European tower infrastructure operations in July 2019, we have been working hard to create Vantage Towers. Since May 2020, the business has been operationally separate, with the full senior management team in place running the day-to-day operations and preparing for monetisation.  We remain on track for an IPO in early 2021.

Vantage Towers’ headquarters is located in Düsseldorf, Germany.  We expect the corporate structure for listing to be an Aktiengesellschaft (“AG”), and we intend to pursue a listing on the Prime Standard Segment of the Frankfurt Stock Exchange.  Work remains ongoing to determine the optimal capital structure and further information will be made available in due course.

Vodafone intends to retain a majority stake in Vantage Towers post IPO, given the strategic nature of the tower infrastructure and the potential value creation opportunity.  In its role as majority shareholder, Vodafone is committed to supporting Vantage Towers to create value by empowering the management team to drive growth from increasing the utilisation of its existing infrastructure, including with third parties, as well as deploying incremental capital to capture new growth opportunities and efficiencies. Vodafone is also committed to strong corporate governance with appropriate independent Supervisory Board representation, including an independent chairperson for Vantage Towers.

Financial information : Vantage Towers’ selected FY20 pro forma financial information

•             Aggregated adjusted EBITDA of €680 million, composed of:

•             Consolidated Vantage Towers adjusted EBITDA of €523 million (adjusted EBITDA margin of 55%); plus

•             The Group’s 33.2% share of INWIT CY19 estimated pro forma adjusted EBITDA of €157 million

•             If contributed, the 50% shareholding in CTIL would add an estimated FY20 pro forma adjusted EBITDA of €50-70 million on the basis of a 50% ownership interest

•             Consolidated Vantage Towers adjusted OpFCF (adjusted EBITDA less maintenance capital expenditure) of €494 million, yielding cash conversion (adjusted OpFCF over adjusted EBITDA) of 94%

•             Maintenance capital expenditure of €29 million, representing 3% of revenue

Summary historical financial information of Consolidated Vantage Towers

FY20PF (€m)
Revenue	950
Adjusted EBITDAL	810
Margin (%)	85%
Depreciation of lease-related right of use assets and interest on leases	(287)
Adjusted EBITDA	523
Margin (%)	55%
Maintenance capital expenditure	29
Adjusted OpFCF (adjusted EBITDA — maintenance capex)	494

Geographical analysis	Germany	Spain	Greece	Other	Total
Adjusted EBITDA (€m)	286	73	55	109	523
% of total	55%	14%	10%	21%	100%

Equity investment in INWIT

Vantage Towers will also own a 33.2% stake in INWIT in Italy, with co-control rights down to a shareholding of 25% under the terms of a shareholder agreement with Telecom Italia.  Based on the below calculation, the mid-point estimate for the group’s 33.2% share of CY19 pro forma adjusted EBITDA is €157 million. The results of INWIT will be equity accounted by Vantage Towers.

CY19PF (€m)	33.2% stake	Total
INWIT revenue as reported	247	745
INWIT EBITDA as reported	226	682
Estimated range of net lease costs (1)	(67)-(71)	(204)-(214)
Estimated range of adjusted EBITDA	155-159	468-478

1.             Vodafone estimate derived from INWIT FY19 Annual Report and the INWIT prospectus dated 10 June 2020

Potential equity investment in CTIL

Vodafone currently holds a 50% shareholding in CTIL, the joint venture in the UK which owns 14,300 towers. Subject to reaching agreement on a revised MSA with our JV partner, Vodafone intends to transfer this shareholding into Vantage Towers which would report CTIL on an equity accounting basis. Based on current market anchor tenancy rates and the attributable cost base in CTIL, the estimated FY20 pro forma adjusted EBITDA for Vodafone’s 50% share of CTIL is expected to be between €50 million and €70 million. The actual financial contribution of CTIL will depend on the agreed terms of any MSA, the future cost base and the finalisation of accounting treatments.

Basis of preparation

Introduction

The financial information presented above sets out certain summary pro forma consolidated financial results for Vantage Towers for the 12 months ended 31 March 2020.

The basis of the pro forma information for the combined group reflects the historical results of Vantage Towers (including its operations in Germany, Spain, Ireland, Portugal, Romania, Hungary, Czech Republic and the recently proposed Vantage Towers Greece), adjusted for the expected financial impact of the separation of the business from Vodafone Group Plc (“Vodafone”) including the impact of commercial agreements including the Master Services Agreements (“MSAs”) and Long Term Agreements (“LTAs”) which have been or are expected to be entered into with Vodafone together with expected incremental running costs of Vantage Towers, as if they have been in place throughout the twelve month period.

In addition, Vantage Towers is expected to hold Vodafone’s equity stakes in INWIT and potentially in CTIL, subject to reaching an agreement with our JV partner. Selected financial information in relation to these two entities is set out separately. These investments will be equity accounted for and will therefore not be included in consolidated EBITDA measures for financial reporting purposes.

The financial information presented herein has neither been audited nor reviewed by Vodafone or Vantage Towers’ independent auditors and may be subject to changes before any monetisation event which is currently planned for early 2021.

Summary historical financial information of Consolidated Vantage Towers

The summary historical financial information used as the basis for the pro forma financial information contained herein has been prepared by extracting the directly attributable revenues and costs of the passive infrastructure to be included in Vantage Towers from the accounting records of Vodafone. The financial statement line items that can be directly identified are:

•             Revenues from third party tenants;

•             Costs which are directly attributable to the tower infrastructure assets, such as energy, maintenance, depreciation of property, plant and equipment (“PPE”)  and lease costs recognised under IFRS 16; and

•             The non-current PPE assets and related asset retirement obligations.

The same accounting policies and measurement principles as were applied by Vodafone in preparing its consolidated financial information for inclusion in its Annual Report for the year ended 31 March 2020 have been used for the preparation of the summary historical financial information. This includes IFRS 16 “Leases” which was adopted by Vodafone on 1 April 2019.

Pro forma adjustments

Pro forma financial adjustments have then been made to present what the material effects of the separation of Vantage Towers from Vodafone would have had on the summary historical financial information if Vantage Towers had existed in the structure set out in the introduction above, for the twelve months ended 31 March 2020. The main adjustments that have been made in preparing the pro forma financial information arise from:

•             Revenue from Vodafone based on the terms of the relevant MSA that will be in place for each market. This adjustment includes the anchor tenant rental income from Vodafone.

•             Costs required to run Vantage Towers on a standalone basis. This adjustment includes charges for local Vodafone markets and group services and other contractual arrangements covering, inter alia, maintenance and insurance costs.

•             Employment and other general and administrative costs.

The adjustments set out above are based on the commercial arrangements that have been or are expected to be entered into between Vantage Towers and other members of the Vodafone group and the expected future costs of Vantage Towers and are subject to potential change. These changes might result from amendments to the proposed portfolio of assets and equity investments to be held by Vantage Towers, the scope and pricing of services supplied by Vantage Towers, the actual incremental costs of Vantage Towers, changes to accounting policies and related estimates and other potential business developments. The pro forma results exclude any one-off costs in relation to the separation of Vantage Towers from Vodafone.

Summary historical financial information for INWIT

Vodafone owns a 33.2% stake in INWIT, which it intends to transfer into Vantage Towers. As announced previously, this stake may be reduced down to 25% over time and will be equity accounted by Vantage Towers.

The merger of Vodafone Towers Srl (“Vodafone Towers Italy”) and INWIT was effective from 31 March 2020 (the “INWIT Transaction”) and as such INWIT did not contribute to Vodafone’s results for the year ended 31 March 2020. The revenue and EBITDA presented in respect of INWIT is directly extracted from the INWIT prospectus dated 10 June 2020, is based on INWIT’s accounting policies and is prepared in accordance with EU-IFRS and with the legal and regulatory provisions in force in Italy (in particular, the measures adopted in implementation of Section 9 of Italian Legislative Decree no. 38 of 28 February 2005). Lease costs have been estimated based on the INWIT prospectus and INWIT’s CY19 Annual Report and therefore under INWIT’s accounting policies.

The pro forma income statement in the INWIT prospectus represents INWIT’s financial performance for the 12 months ended 31 December 2019 combined with the Vodafone Towers Italy carve out financial information and adjusted to reflect the combined performance of the combined group as though the INWIT Transaction had taken place as at 1 January 2019. The pro forma adjustments include adjustments to reflect the MSA between Telecom Italia S.p.A. (“TIM”), Vodafone Italia S.p.A. and INWIT, as if it had been in place for the full year presented, and adjustments to align the Vodafone Towers Italy carve out financial information to INWIT’s accounting policies and adjustments for one-off and standalone costs.  The results of INWIT will be equity accounted by Vantage Towers.

Summary historical financial information for Vantage Towers Greece

The pro forma results set out above are for the year ended 31 March 2020 based on: the commercial arrangements (including the Master Services Agreement) between Vantage Towers Greece, Vodafone Greece and Wind Hellas that have been agreed as part of the Combination; historical costs incurred; and certain expected incremental costs of Vantage Towers Greece on a standalone basis.

Vodafone Greece and Wind Hellas’ results are prepared under their respective accounting policies and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and approved by the European Union. Both entities applied IFRS 16 “leases” in the accounting period, calculated using entity specific assumptions.

KPIs and financial terms

A number of Alternative Performance Measures (“APMs”) are presented in this announcement, which are used in addition to IFRS statutory performance measures. These APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional helpful information on the performance of the business.

Adjusted EBITDA is per the definition of adjusted EBITDA as reported by Vodafone which is defined as operating profit after depreciation on lease-related right of use assets and interest on leases but excluding depreciation, amortisation and gains/losses on disposal for owned fixed assets and excluding share of results in associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Adjusted EBITDAL is adjusted EBITDA, as defined above, before depreciation on lease-related right of use assets and interest on leases.

Aggregated adjusted EBITDA represents adjusted EBITDA for the Consolidated Vantage Towers operations, plus Vodafone’s ownership share of the adjusted EBITDA of INWIT.   The results of INWIT will be equity accounted by Vantage Towers.

Maintenance capex represents capital expenditure required to maintain, and continue the operation of the existing tower network and other passive infrastructure. For the avoidance of doubt, maintenance capex excludes capital investment in new sites or other growth initiatives and should not be taken to be indicative of the total future investment requirement of Vantage Towers.

Adjusted operating free cash flow is adjusted EBITDA less maintenance capex.

Tenancy ratio represents the total number of tenancies (including both Vodafone and another MNO where there is existing active sharing on a site) of Vantage Towers divided by the total number of towers.

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to Vodafone’s intentions with regard to Vantage Towers and Vantage Towers’ composition, opportunities, plans and objectives, including the Vantage Towers IPO.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” ,”prepares” or “targets” (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Vodafone Group’s annual report for the financial year ended 31 March 2020. The annual report can be found on the Vodafone Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Vodafone Group, including any member of Vantage Towers, or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made of the date of this announcement. Subject to compliance with applicable law and regulations, neither Vodafone or Vantage Towers intends to update these forward-looking statements and does not undertake any obligation to do so.

Important Information

This announcement does not constitute an offering of securities or otherwise constitute an invitation or inducement to any person to underwrite, subscribe for or otherwise acquire or dispose of securities in any company within the Vodafone Group, including, for the avoidance of doubt, any company within Vantage Towers.

This announcement contains pro forma financial information of Vantage Towers for the financial year ended 31 March 2020 (“FY20PF Financial Information”). For a description of the basis of preparation of the FY20 PF Financial Information, please see “Basis of Preparation” above. The FY20PF Financial Information has been prepared for illustrative purposes only and, by its nature, addresses a hypothetical situation and does not, therefore, represent Vantage Towers’ actual results of operations. Such information may not, therefore, give a true picture of Vantage Towers’ results of operations nor is it indicative of its results. The FY20 PF Financial Information is subject to change.

This announcement also contains non-GAAP financial information which Vodafone’s and Vantage Towers’ management teams believe is valuable in understanding the performance of Vantage Towers. However, non-GAAP information is not uniformly defined by all companies and therefore it may not be comparable with similarly titled measures disclosed by other companies, including those in Vantage Towers’ industry. Although these measures are important in the assessment and management of Vantage Towers’ business, they should not be viewed in isolation or as replacements for, but rather as complementary to, the comparable GAAP measures.

Certain market positioning data about Vantage Towers included in this announcement is sourced from third party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the fairness, quality, accuracy, relevance, completeness or sufficiency of such data. Such research and estimates, and their underlying methodology and assumptions, have not been verified by any independent source for accuracy or completeness and are subject to change without notice. Accordingly, Vodafone and Vantage Towers expressly disclaim any responsibility for, or liability in respect of, such information and undue reliance should not be placed on such data.

References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. References to Vantage Towers are either a reference to a member of the group of entities and investments comprising Vodafone’s European towers business as described in this announcement, or to the group as a whole, depending on the context and unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and The future is exciting. Ready? are trade marks owned by Vodafone. Vantage Towers is a trade mark owned by Vantage Towers. Other product and company names mentioned herein may be the trade marks of their respective owners.

Copyright © Vodafone Group 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 24, 2020	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary